Mail Stop 3561

March 19, 2010

Jason A. Dubchak
General Counsel
Niska Gas Storage Partners LLC
2780 West Liberty Road
Gridley, California 95948

> **Re: Niska Gas Storage Partners LLC**
> **Registration Statement on Form S-1**
> **Filed February 22, 1010**
> **File No. 333-165007**

Dear Mr. Dubchak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We note a number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering price within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.

3. Prior to the effectiveness of your registration statement, please have a representative of the NYSE call us to confirm that your common stock has been approved for listing. Alternatively, please disclose in your filing that there is no guarantee that your application to list your shares of common stock on an exchange will be accepted and, therefore, your shares may not be listed on an exchange.

4. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting statements that you make regarding your industry. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief. By way of example only, we note the following:

   - You "are the largest independent owner and operator of natural gas storage assets in North America." (page one),
   - You contract for gas storage capacity "at cost-of-service based rates that are currently below market rates." (page one),
   - "AECO Hub^{TM} is the largest natural gas storage provider in western Canada and the largest independent storage hub in North America." (page four),
   - You have developed a "strong reputation for reliability…",
   - You "employ one of the natural gas storage industry's most experienced management teams…", (page six),
   - "Costs for new gas storage capacity development have continued to increase…", (page 111), and
   - "It typically takes between three and five years …", (page 111).

Prospectus Cover Page

5. Please expand the second bullet point on your cover page to clarify that Holdco will continue to control the company.

6. It appears that you intend to conduct a firm commitment underwritten offering. Please amend your filing to identify the lead or managing underwriters. See Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

7. We note your statement on page one that your prospectus summary does not contain all the information that an investor should consider before investing in your common units. Please revise to clarify whether your summary provides an overview of the key aspects of your offering. See Item 503(a) of Regulation S-K.

8. You state on page one that when used in a historical context "Niska Predecessor" collectively refers to Niska GS Holdings I, L.P. and Niska Gas Holdings II, L.P. In comparison, page F-7 defines "Niska Predecessor" to collectively refer to Niska Gas Storage US, LLC and Niska Gas Storage Canada ULC. Please revise for consistency.

9. Please substantially revise this section to limit the information to a brief overview of the key aspects of the offering. Currently, much of the information presented is repetitive to information, and more appropriately discussed, in the Business section beginning on page 112. See Item 503(a) of Regulation S-K.

Our Operations, page 2

Customers and Counterparties, page 3

10. We note your risk factor on page 30 which states that one customer accounted for approximately 44% of your gross revenue for the nine months ended December 31, 2009, and two customers accounted for approximately 43% of your gross revenue for the fiscal year ended March 31, 2008. In light of this, please expand your discussion on pages three and 144 to disclose your dependence on a single or few customers, and provide the name of such customers pursuant to Item 101(c)(viii) of Regulation S-K.

Competitive Strengths, page 5

11. Please revise your filing to disclose the negative factors pertaining to your competitive position, to the extent that they exist and are reasonably known. Refer to Item 101(c)(1)(x) of Regulation S-K.

Expected Non-Public Offerings of Senior Notes…, page 7

12. Please indicate the expected use of proceeds.

Management, page 8

13. We note the ownership structure contains incentive distribution rights ("IDRs") which allows Holdco to claim a higher proportion of incremental amounts of the distribution payments as these payments grow over specified levels. Please provide a cross-reference to your incentive distribution rights discussion on page 63. In this regard, this information appears extremely relevant as it represents a potentially material variable interest in your distributions.

14. Please tell us and disclose how you will classify distributions related to the IDRs. In doing so, explain why you believe your classification is appropriate, including explaining the purpose for which you provide cash distributions to Holdco beyond its ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to Holdco. In this regard, we assume that the

services provided by Holdco and other affiliated companies, such as Niska Gas Storage Management LLC, in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing Holdco with compensation in return for providing these services to you.

The Offering, page 11

Use of Proceeds, page 11

15. You expect to make minimum quarterly cash distributions after the establishment of cash reserves. Please revise your disclosure to indicate generally how cash reserves will be established.

16. Please indicate that you expect to use a portion of the borrowings under your revolving credit facility to fund a distribution to Holdco. In this regard, please revise your "Use of Proceeds" discussion on page 43 to discuss the business purpose of the distribution to Holdco.

Risk Factors, page 19

Risks Inherent in Our Business

17. We note your statement that the actual amount of cash you will have available for distribution will depend upon a number of factors and that some of those factors are beyond your control. Please revise your disclosure to clarify why some of your examples are not at least substantially within the discretion of management including your capital expenditures, cost of acquisitions, debt service requirements, restrictions contained in debt agreements and the amount of cash reserves established by your board.

18. We note that your risk factor on page 26 under "Our business depends upon certain key employees…" could apply to nearly any issuer. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." Please revise your risk factor to clearly explain how this risk applies to your industry, company, or offering. For example, explain why you are concerned you could lose these key personnel. Are they about to retire? Do you not have employment contracts with them?

Our Cash Distribution Policy and Restrictions on Distributions, page 47

19. Please modify your cash distribution policy to address the following:

- Include an indication that you have no significant prior long-term operating history and as such, you do not have a historical basis upon which to rely upon with respect to whether you will have sufficient available cash to pay the stated distribution amounts.

- In addition to capital expenditures, provide a discussion of your anticipated cash reserves needed for purposes of general operations and debt service.

Unaudited Pro Forma Cash Available for Distribution, page 50

20. We note you included unaudited pro forma cash available for distribution information for the trailing twelve months ended December 31, 2009 on page 51. Please also include pro form cash available for distribution information for your fiscal year ended March 31, 2009. Further, revise your footnote disclosure to explain which adjustments to arrive at unaudited pro forma cash available for distribution are recurring or non-recurring in nature.

21. Please enhance your disclosures to indicate whether you would have been able to achieve your distribution policy on a historical basis for the fiscal year ended March 31, 2009. If you determine you would not have been able to make intended distributions under your new policy, then you should clearly disclose why you believe you will be able to make the distributions going forward.

22. We note your interest expense reflects the completion of your non-public offerings of debt. Please revise footnote two on page 52 to disclose the interest rates when your non public debt offerings are complete. We note the anticipated fixed interest rate of 8% disclosed on page 57.

23. You disclose in footnote two on page 52 that you have assumed you will not borrow under your revolving credit facility, whereas we note borrowings are assumed in your pro forma combined financial statements beginning on page F-3. Please revise to clarify if you have assumed expected borrowings of $115 million outstanding for the period under the new facility representing amounts repaid under the existing facility and the related interest rate, or explain to us why you have determined it is not appropriate to reflect the borrowings in this presentation.

24. Please disclose any finance charges related to your new revolving credit facility. In this regard, it would appear this information is relevant to assess future charges associated with facility draws.

25. Please explain why you have not reflected expansion capital expenditures of $47 million referenced in footnote three on page 52 as an adjustment to unaudited pro forma cash available for distribution or revise as appropriate.

Estimated Cash Available for Distribution, page 52

26. We note your statement in the last paragraph regarding your lack of obligation to update. Please revise to make clear that you have an obligation to update any information that would cause your disclosure to be materially inaccurate or misleading.

27. Please revise your table on page 54 to adjust estimated cash available for distribution for your expansion capital expenditures.

Selected Historical and Pro Forma Financial and Operating Data, page 69

Non-GAAP Financial Measures, page 71

28. You state on page 72 that adjusted EBITDA has important limitations. Please revise your disclosure to discuss these limitations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Results of Operations, page 77

Nine Months Ended December 31, 2009 Compared to Nine Months Ended December 31, 2008, page 79

Earnings Before Income Taxes, page 80

29. You state on page 81 that for the nine months ended December 31, 2009, interest expense decreased due, in part, to a significant decrease in the principal balance of your term debt and the lowering of floating interest rates. Please expand your disclosure to describe the analysis that led to your determination to decrease the principal balance of your term debt at this time.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Revenue, page 81

LTF Revenues, page 81

30. You state on page 81 that "due to a lower value LTF storage environment" new or replacement LTF contracts were 22.5% lower in the fiscal year ended March 31, 2009 versus the fiscal year ended March 31, 2008. Please expand your disclosure to describe the causes of this lower value storage environment, including, if applicable, whether you expect this trend to continue, any related challenges and any related risks in the short and long term and the actions you are taking to address them. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Historical Cash Flows, page 87

31. Please revise your discussion of the sources and uses of cash flows from operations. In this regard, we would expect to see robust disclosures with respect to the material amounts affecting your operating cash flows.

32. Tell us and provide disclosure regarding your outstanding margin balances related to your economically hedged positions or advise us why disclosure is not useful to an investor.

Expected Non-Public Offerings of Senior Notes by Niska US and Niska Canada, page 90

33. We note you plan to undertake the non-public offerings of the senior notes prior to the closing of this offering on Form S-1. It appears that the covenants contained in certain of your anticipated new debt agreements may limit the payment of distributions. Please disclose the amount of net earnings restricted or free of restrictions after the closing of the senior note offerings. Refer to Rule 4-08(e)(1) of Regulation S-X. Further, please expand your disclosure to discuss the impact on cash flows as to interest and principal payments.

Critical Accounting Estimates, page 94

34. Please provide a quantitative analysis of each of your critical accounting estimates and an analysis of the variability in your financial results resulting from changes in estimates or assumptions. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future.

Index to Financial Statements, page F-1

35. Please advise or revise to include an audited balance sheet and related footnotes of the managing member of Niska Gas Storage Partners LLC as of the end of the most recent fiscal year. Further, to the extent an affiliate has committed itself to increase or maintain the managing member's capital, also provide the audited balance sheet and related footnotes of the affiliate.

Niska Gas Storage Partners LLC
Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet, page F-3

36. Please expand Partners'/Members' Equity to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Reference is made to SAB Topic 4:F.

Unaudited Pro Forma Combined Statement of Income
Year Ended March 31, 2009, page F-4

37. We note you intend to make quarterly distributions to holders of your common and subordinated units in the manner described on page 48. Please tell us and disclose how you will present earnings per member units based on the aforementioned separate classes of equity. It appears you will be required to use

the two-class EPS method, as described in paragraphs 72 and 73 of ASC 260-10-45. Please revise the pro forma presentation accordingly, or advise.

38. We also read your disclosure that the pro forma net earnings per unit assume no incentive distributions were made. We further note your disclosure on page 63 that the incentive distribution rights may be transferred subject to restrictions in the Operating Agreement. Please tell us and clearly disclose if the IDRs are a separate or embedded interest and represent participating securities. Assuming incentive distributions are made in the future tell us how these distributions will impact your earnings per member units calculation and disclosure. Please be advised that ASC 260 will not apply to your IDRs if you conclude they are compensatory in nature.

39. We note your subordinated units could convert to common units at the end of the subordination period. Please tell us and disclose in your pro forma footnotes how you calculated any incremental dilution from these instruments when calculating earnings per unit.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-7

40. Please tell us and expand your disclosure to indicate the factual support for your adjustment giving effect to proceeds from your anticipated offering and issuance of unsecured senior notes of $800 million. Refer to Rule 11-02(b)(6) of Regulation S-X.

41. Please expand your note disclosure to describe the material covenants of the unsecured senior notes and repayment terms.

42. Please revise note 3(d) on page F-8 to clarify your basis for calculating pro forma interest expense. In doing so, explain how you determined borrowings of $95 million and an average interest rate of 5% and why your calculation is appropriate. Further, please disclose the committed interest rate and material terms associated with your new credit agreement.

43. Please tell us what consideration you gave to presenting a reconciliation of pro forma GAAP net income/loss to taxable income/loss in the notes to the financial statements. Refer to FRR 405.

Niska Predecessor
Combined Statements of Earnings and Comprehensive Income, page F-11

44. Please revise your combined statements of earnings and comprehensive income to include "total revenues" and "total expenses."

Notes to the Consolidated Financial Statements, page F-15

2. Significant Accounting Policies, page F-15

Foreign Currency Translation, page F-20

45. Please tell us how you determined the functional currency of your Niska Gas
    Storage Canada ULC was the US dollar. Further, we note material foreign
    exchange gains recorded on your consolidated statements of earnings and
    comprehensive income. We assume such gains are related to the remeasurement
    process since the functional currency of the partnership is the US dollar. If our
    assumption is not correct, please advise.

Management, page 127

Audit Committee, page 128

46. Please revise your disclosure on page 128 to disclose when your board will
    establish your audit committee, and to state whether your audit committee will
    include an audit committee financial expert. See Item 407(d) of Regulation S-K.

Compensation Committee, page 128

47. Please revise your disclosure on page 128 to state when your board will establish
    your compensation committee.

Directors and Executive Officers, page 128

48. For each director identified beginning on page 128 please briefly discuss the
    specific experience, qualifications, attributes or skills that, in light of your
    business and structure, led to the conclusion that the person should serve as a
    director. See Item 401(e)(1) of Regulation S-K.

49. In this section, please identify each corporation or organization you mention that
    is your parent, subsidiary or other affiliate. See Item 401(e)(1) of Regulation S-K.
    In this regard, we note Messrs. Pope's and Ward's positions with Niska Holdings
    (the collective reference for Niska GS Holdings US, L.P. and Niska GS Holdings
    Canada, L.P.).

Compensation Discussion and Analysis, page 130

50. Please note that upon completion of your current fiscal year on March 31, 2010,
    you will need to update your executive compensation disclosure to provide
    compensation information for that fiscal year. For guidance, please refer to
    217.11 of our Regulation S-K Compliance and Disclosure Interpretations
    available on our website at http://www.sec.gov/divisions/corpfin/guidance/
    regskinterp.htm.

Setting Executive Compensation, page 131

51. Please expand your discussion in this section to describe your policies for allocating compensation between base salaries and discretionary bonuses. In this regard, your revised discussion should address why you elect to pay a significant portion of compensation in the form of an annual cash bonus as you state in the last paragraph on page 131. Please also discuss what your compensation program is designed to reward. See Item 402(b) of Regulation S-K.

52. We note your disclosure on page 132 that Mr. Pope made bonus allocation recommendations for all employees including the named executive officers. Please clarify whether Mr. Pope recommended his own bonus allocation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

53. You state on page 132 that Mr. Pope's bonus allocation recommendations were based, in part, on "other relevant factors." Please disclose these factors as they relate to your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

54. Please clarify Mr. Pope's level of discretion in making bonus allocation recommendations and whether he exercised any such discretion. See Item 402(b)(2)(vi) of Regulation S-K.

Other Benefits, page 132

Perquisites, page 133

55. Please discuss why you choose to pay perquisites to your named executive officers. See Item 402(b)(1)(iv) of Regulation S-K.

Potential Payments Upon Change of Control or Termination, page 135

56. With respect to Mr. Pope's employment agreement, please describe the basis for determining that your termination for other than Just Cause or Mr. Pope's termination for Good Reason triggers the $900,000 cash payment. See to Item 101(b)(2)(xi) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 138

57. Please disclose whether the beneficial ownership calculations in your table on page 138 include shares that may be beneficially acquired within 60 days. If the shares listed in the table do include such shares, please disclose the amount of these shares in a footnote to the table. Please refer to Instruction two to Item 403 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

58. Please revise your discussion under this heading to disclose Niska Gas Storage Canada ULC's and Niska Gas Storage US LLC's recent issuance of senior notes due March 2018. See Item 701 of Regulation S-K.

Item 17. Undertakings, page II-2

59. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Exhibit List, page II-4

60. We note that you intend to file several required exhibits, including your underwriting agreement, legal opinion and tax opinion, by amendment. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

61. Please file Mr. Pope's employment agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Donna Di Silvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mike Rosenwasser, Esq.
Vinson & Elkins L.L.P.
Via Facsimile (917) 206-8100